One Bush Street Suite 1600

San Francisco, CA 94104-4446 +1 415 262 4500 Main

+1 415 262 4555 Fax www.dechert.com

MICHELLE WONG

michelle.wong@dechert.com

+1 415 262 4544 Direct

+1 415 262 4555 Fax

May 7, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellaccico

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs ETF Trust (the "Registrant"), SEC File Nos. 333-200933 and 811- 23013

Dear Mr. Bellaccico:

This letter responds to the comments Mr. Jay Williamson provided to Nicholas Sanville of Dechert LLP and me in a telephonic discussion on August 8, 2019 with respect to his review of Post- Effective Amendment No. 207 (the "Amendment") to the Registrant's registration statement filed with the U.S. Securities and Exchange Commission ("SEC") on June 28, 2019. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of new series of the Registrant, which will be known as the Goldman Sachs MarketBeta International Equity ETF (formerly, "Goldman Sachs International Equity ETF"), Goldman Sachs MarketBeta Emerging Markets Equity ETF (formerly, "Goldman Sachs Emerging Markets Equity ETF"), Goldman Sachs MarketBeta International Small Cap Equity ETF (formerly, "Goldman Sachs International Small Cap Equity ETF") and Goldman Sachs MarketBeta U.S. Equity ETF (formerly, "Goldman Sachs U.S. Equity ETF") (each, a "Fund" and collectively, the "Funds"). We have reproduced his comments below, followed by the Registrant's responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

GENERAL

Comment 1. Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant's response, please provide revised disclosure with your letter. Please allow the SEC staff (the "Staff") sufficient time to review the Registrant's response prior to filing the 485(b) filing. For brevity,

May 7, 2020

we have not repeated our comments. Please consider how our comments may apply to similar disclosures and revise throughout.

Response 1. We acknowledge the comments and have addressed them accordingly.

PROSPECTUS

Comment 2. Each ETF being registered has a name that implicates Rule 35d-1 under the Investment Company Act of 1940, as amended (the "Names Rule") in one or more ways. Currently, each Fund provides an 80% policy tied to its respective Index, but it is unclear whether simply tracking the Index will concurrently satisfy Names Rule obligations. Please (i) revise to provide Names Rule compliant policies and disclosure for each ETF, where applicable; or (ii) explain how existing policies and disclosures satisfy the Names Rule for each applicable ETF and confirm your intention to periodically assess the Fund's portfolio against Names Rule requirements.1

Response 2. As disclosed in the "Investment Management Approach–Principal Investment Strategies" sections, "[e]ach Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index, in depositary receipts representing securities included in its underlying index and in underlying stocks in respect of depositary receipts included in its underlying index." The Registrant confirms that the underlying Indexes are composed entirely of securities that are consistent with the types of investments suggested by each Fund's name (e.g., United States equities and emerging market securities). Therefore, because each Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Funds' investment strategies meet the requirements of the Names Rule. The Registrant confirms that it intends to monitor on a daily basis to confirm that at least 80% of the Funds' portfolios are invested in compliant securities of the Indexes. The Registrant further discloses that shareholders will be provided with sixty days' notice in the manner prescribed by the SEC before any change in the Funds' policies to invest at least 80% of its assets in securities included in its underlying Index, as required by the Names Rule.

Comment 3. Please provide supplementally a copy of the Index methodology white papers for each Index and model portfolios based on each Index.

1The Registrant notes that it had received this comment based on the Funds' prior names and believes the comment also applies based on the Funds' current names.

May 7, 2020

Please ensure each model portfolio provides sufficient detail to allow the Staff to understand the Index's material sector, country, market cap, and other exposures. If relevant, please explain how existing strategy and risk disclosures inform investors of these exposures. In some instances, we note you have omitted information about the Index. Please include the approximate numbers and values.

Response 3. The Registrant previously filed correspondence filings dated September 12, 2019 and April 10, 2020 containing the draft Index methodology white paper for the Solactive GBS Developed Markets ex North America Large & Mid Cap Index, Solactive GBS Emerging Markets Large & Mid Cap Index, Solactive GBS Developed Markets ex North America Small Cap Index, and Solactive GBS United States Large & Mid Cap Index (the "Indexes"), as well as model portfolios.

The Registrant acknowledges the Staff's comment with respect to the omitted information for the Index and has addressed it accordingly. With respect to the comment regarding existing strategy and risk disclosures, please see our response to comment 4.

Comment 4. Under the "Goldman Sachs MarketBeta International Equity ETF–Summary–Principal Investment Strategies" section, the Fund discloses that the percentage of the portfolio exposed to any class, country, or geographic region will vary and that the Fund may be concentrated in certain industries, to the extent that the Index is concentrated. The Staff believes that this disclosure is too vague to be informative to investors. Please disclose any material asset class, country, region, or sector exposures as of a recent date and, to the extent appropriate, add meaningful and tailored risk disclosures addressing the same.

Response 4. The Fund's principal investment strategies are not designed to provide material exposures to any particular country, region or sector. The Fund's investments in a given country, region, or sector will generally depend on the exposures of the Index. The Index consists of equity securities of large and mid-capitalization issuers covering approximately the largest 85% of the free-float market capitalization in developed markets excluding North America. Because the Index's exposures in any given country, region or sector may differ from time to time, the Registrant believes that disclosure regarding exposure to a specific country, region or sector may lead to confusion, as the information may become stale or outdated after a short period of time. However, the Registrant has revised the risk disclosure as reflected in the attached Exhibit A.

Comment 5. Please reorder the principal risks of the Funds in order of importance rather than alphabetically. Please refer to the speech delivered by Dalia

May 7, 2020

Blass, Director of the Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response 5. The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund's principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in each Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

However, in an effort to clarify the presentation of the Funds' principal risks, the Registrant has included the following disclosure at the beginning of the "Summary—Principal Risks" section of their prospectus:

"The Fund's principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure."

Comment 6. Under the "Goldman Sachs MarketBeta Emerging Markets Equity ETF–Summary–Principal Investment Strategies" section, it appears that certain disclosure under "Principal Risks of the Fund" has been repeated.

Response 6. The Registrant acknowledges the Staff's comment and has addressed it accordingly.

Comment 7. In the "Investment Management Approach–Principal Investment Strategies" section, the Staff notes that certain Indexes are calculated as a "net total return index in U.S. dollars." Please clarify what this means in language that is understandable to retail investors.

Response 7. The Registrant has revised the disclosure in response to this portion of the comment and revised disclosure is provided in the attached Exhibit A.

Comment 8. The Staff notes that for each Fund in the "Investment Management Approach–Principal Investment Strategies" section, the Prospectus discloses that the Index is "weighted by free-float market capitalization." Please revise to disclose any other material Index construction parameters, such as maximum weighting, as appropriate.

Response 8. The Index Provider has confirmed that there are no additional material Index construction parameters. The Registrant believes that the current disclosure

May 7, 2020

adequately and clearly describes the Index construction parameters. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 9. With respect to the "Solactive GBS Emerging Markets Large

&Mid Cap Index" and "Solactive GBS Developed Markets ex North America Small Cap Index," please explain how the Investment Adviser considered and analyzed the market liquidity of the underlying constituents and determined that there would be sufficient liquidity to:

∙Allow it to effectively track the Index;

∙Enable the arbitrage mechanism to work;

∙Support the Funds' valuations; and

∙Meet its liquidity-related obligations.

In responding, please provide sufficient detail about the Investment Adviser's diligence process and items it considered to enable the Staff to understand the approach generally and as it relates to the specific items enumerated in the comments.

Response 9. GSAM has extensive experience investing and trading in the referenced asset classes for other registered investment companies, including the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF ("ActiveBeta Emerging Markets ETF") and the Goldman Sachs ActiveBeta® International Equity ETF ("ActiveBeta International Equity ETF"). GSAM and the Registrant have evaluated the liquidity of the asset classes in which the Funds will invest and believe each Fund will be able to effectively track their respective Indexes. The Registrant notes that companies must meet certain "Tradability Requirements" as detailed in the Index methodology to be eligible for inclusion in each Index, including minimum average daily trading volumes and trading history requirements, which the Registrant believes enhance the liquidity profile of each Index. In addition, the liquidity and price transparency of international small cap and emerging market investments is also reflected in the extensive historical trading of shares of ETFs that have invested in these asset classes for a considerable period of time and under a variety of different market conditions. While the ActiveBeta Emerging Markets Equity ETF and the ActiveBeta International Equity ETF track different indices, the performance differential between the ETFs and their indices on an annualized basis has been 20 basis points (0.20%) for the ActiveBeta Emerging Markets Equity ETF and 7 basis points (0.07%) for the ActiveBeta International Equity ETF since their respective inception dates. Further, since their respective inception dates, the median premium/discount for the ActiveBeta Emerging Markets Equity ETF and the ActiveBeta International Equity ETF has been 0.26% and 0.31%, respectively.

May 7, 2020

Further, GSAM and the Registrant have evaluated each Fund's investment strategy in light of various factors, including GSAM's knowledge of the ETF and international small cap and emerging market equity markets generally, trading information for other similarly-situated funds, liquidity and trading information for the Fund's anticipated investments and the growth of each Fund's investable universe. Based on this review, GSAM and the Registrant expect the arbitrage mechanism to work efficiently and believe that market makers will be able to maintain a narrow bid/ask spread in ETF shares consistent with other similarly-situated funds. As an example, across the international small cap and emerging market equity universes, which include 13 international small cap equity ETFs and 83 emerging market equity ETFs, the median bid/ask spread was 31 basis points for the international small cap equity universe and 42 basis points for the international small cap equity universe as a percentage of net asset value for the fourth quarter of 2019, which is generally in line with other prior quarters. Moreover, in 2019, the assets under management of open-end funds that have an international small cap equity strategy grew from approximately $20 billion to $24 billion, while the assets under management of open- end funds that have an emerging markets equity strategy grew from approximately $161 billion to $196 billion. GSAM believes this is evidence of a deep, investible universe for each Fund.

While the Funds have not begun investment operations and do not currently have any portfolio holdings, each Fund will classify its investments in accordance with its Liquidity Risk Management Program (the "Program") when the Funds begin investment operations. For equity instruments of the type in which each Fund expects to invest principally, the Funds will consider a wide variety of information in classifying them, including trading volume information regarding the Fund's actual holdings and/or the relevant asset class or sector. Each Fund will also consider the amounts of the holdings the Fund reasonably anticipates selling and whether selling at those amounts would significantly change the market value of such investment. Based on this and other information, each Fund expects that few, if any, of its anticipated holdings would be classified as illiquid under normal circumstances. In addition, a Fund's process for classifying the liquidity of the Fund's investments also addresses certain significant market or issuer-specific events that may indicate a change in an investment's liquidity and call for the re-classification of such investment, when determined appropriate under the Program.

In addition, with respect to valuation, due to the frequency of trades in issuers in each Fund's investment universe, each Fund expects to be able to obtain pricing vendor evaluations, including from Reuters and ICE Data Services, for all or substantially all of its holdings at the time the Funds begin their investment operations and to have other market data readily available to it to assess the reliability of those evaluations. If the

May 7, 2020

Registrant's pricing vendors are unable to provide a price for a security held by a Fund, GSAM will seek one or more broker quotes for the security. If neither option is available, the security will be priced at fair value in accordance with applicable regulation and the Funds' valuation procedures.

Last, as a general matter, the Registrant understands that Section 22(e) under the Investment Company Act of 1940, as amended, (the "1940 Act") requires a Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. With respect to honoring large redemption requests, as described in the Prospectus, each Fund is an ETF and will issue and redeem shares at NAV only in a large specified number of shares each called a "Creation Unit," or multiples thereof. Accordingly, the Funds' redemption transactions are normally expected to be large transactions. The Funds generally expect to effect redemptions in kind to the extent possible. At this time, based on the Funds' anticipated holdings, the Registrant anticipates that the Goldman Sachs MarketBeta International Small Cap Equity ETF will normally be able to effect its redemptions entirely in kind, while the Goldman Sachs MarketBeta Emerging Markets Equity ETF will effect its redemptions partially in cash and partially in kind. As discussed above, the Registrant does not believe there will be liquidity constraints in the underlying portfolio holdings of the Goldman Sachs MarketBeta Emerging Markets Equity ETF.

Comment 10. Please increase the font size of "Principal Risk" and "Additional Risk" in the key to the "Risks of the Funds" section.

Response 10. The Registrant acknowledges the Staff's comment and has addressed it accordingly.

Comment 11. With respect to Appendix A, please note the Staff's continuing objection to using the appendix approach.

Response 11. The Registrant respectfully acknowledges the Staff's comment and submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Funds. Moreover, the Registrant believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Funds.

May 7, 2020

STATEMENT OF ADDITIONAL INFORMATION

Comment 12. On page B-36, under "Fundamental Investment Restrictions," please revise the concentration policy to reference an industry or group of industries as appropriate.

Response 12. The Funds do not intend to concentrate in securities of issuers in a particular "group of industries." The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a "group," as "group of industries" is defined in neither the 1940 Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase "group of industries" from the relevant disclosure in the Funds' SAI.

* * *

We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/Michelle Wong Michelle Wong

cc:Robert Griffith, Goldman Sachs Asset Management, L.P.

    Joseph McClain, Goldman Sachs Asset Management, L.P.

    Stephanie A. Capistron, Dechert LLP

May 7, 2020

Exhibit A

Response 4

MarketBeta International Equity ETF

Japan Risk. The Japanese economy is heavily dependent upon international trade and may be subject to considerable degrees of economic, political and social instability, which could negatively affect the Fund. The Japanese yen has fluctuated widely during recent periods and may be affected by currency volatility elsewhere in Asia, especially Southeast Asia. In addition, the yen has had a history of unpredictable and volatile movements against the U.S. dollar. The performance of the global economy could have a major impact upon equity returns in Japan. Since the mid-2000s, Japan's economic growth has remained relatively low. A recent economic recession was likely compounded by an unstable financial sector, low domestic consumption, and certain corporate structural weaknesses, which remain some of the major issues facing the Japanese economy. Japan has also experienced natural disasters, such as earthquakes and tidal waves, of varying degrees of severity, which could negatively affect the Fund.

MarketBeta International Small Cap Equity ETF

European Investment Risk. The Fund is more exposed to the regulatory, economic and political risks of Europe and of the European countries in which it invests than funds whose investments are more geographically diversified. Adverse regulatory, economic and political events in Europe may cause the Fund's investments to decline in value. The economies and markets of European countries are often closely connected and interdependent, and events in one country in Europe can have an adverse impact on other European countries. The Fund makes investments in securities of issuers that are domiciled in, or have significant operations in, member countries of the European Union that are subject to economic and monetary controls that can adversely affect the Fund's investments. The European financial markets have experienced volatility and adverse trends in recent years and these events have adversely affected the exchange rate of the euro and may continue to significantly affect European countries. In June 2016, the United Kingdom voted to leave the European Union following a referendum referred to as "Brexit," which may result in increased market volatility and cause additional market disruption on a global basis. The effects of Brexit are unknown at this time and could negatively impact the value of the Fund's investments.

Japan Risk. The Japanese economy is heavily dependent upon international trade and may be subject to considerable degrees of economic, political and social instability, which could negatively affect the Fund. The Japanese yen has fluctuated widely during recent periods and may be affected by currency volatility elsewhere in Asia, especially Southeast Asia. In addition, the yen has had a history of unpredictable and volatile movements against the U.S. dollar. The performance of the global economy could have a major impact upon equity returns in Japan. Since the mid-2000s,

May 7, 2020

Japan's economic growth has remained relatively low. A recent economic recession was likely compounded by an unstable financial sector, low domestic consumption, and certain corporate structural weaknesses, which remain some of the major issues facing the Japanese economy. Japan has also experienced natural disasters, such as earthquakes and tidal waves, of varying degrees of severity, which could negatively affect the Fund.

MarketBeta Emerging Markets Equity ETF

China Risk. Investing in Mainland China involves a higher degree of risk and special considerations not typically associated with investing in other more established economies or securities markets. The Fund's investment exposure to Mainland China may subject the Fund, to a greater extent than if investments were made in developed countries, to the risks of adverse securities markets, exchange rates and social, political, regulatory, economic or environmental events and natural disasters which may occur in the China region. The economy, industries, and securities and currency markets of Mainland China are particularly vulnerable to the region's dependence on exports and international trade and increasing competition from Asia's other low- cost emerging economies. The imposition of tariffs or other trade barriers by the U.S. or foreign governments on exports from Mainland China may also have an adverse impact on Chinese issuers. In addition, currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation as a result of internal social unrest or conflicts with other countries have had, and may continue to have, negative effects on the economies and securities markets of Mainland China. The government of the People's Republic of China ("PRC") exercises significant control over the economy in Mainland China, and may at any time alter or discontinue economic reforms. Hong Kong does not exercise the same level of control over its economy as does the PRC with respect to Mainland China, but changes to their political and economic relationships with the PRC could adversely impact the Fund's investments.

Response 7

It is calculated as a net total return index in U.S. dollars and weighted by free-float market capitalization. "Net total return" refers to the reinvestment of dividends into the Index, net of any country-specific dividend tax withholding.